82-1072

To: The U.S. Securities & Exchange Commission

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liabilities)

ANNOUNCEMENT OF 2003 ANNUAL RESULTS

The directors of Television Broadcasts Limited ("the Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31 December 2003 as follows:

	Note	2003 HK$'000	2002 HK$'000
Turnover		3,311,162	3,161,862
Cost of sales		(1,692,513)	(1,543,362)
Gross profit		1,618,649	1,618,500
Other revenues	3	37,922	41,083
Selling and distribution costs		(442,818)	(435,518)
General and administrative expenses		(574,207)	(489,409)
Other operating (expenses)/ income		(106,382)	893
Gain on deemed disposal of subsidiaries		27,726	–
Gain on disposal of a subsidiary		5,213	–
Operating profit	4	566,103	735,549
Finance costs	5	(17,202)	(21,945)
Share of profits less losses of			
Jointly controlled entities		(47,080)	(28,103)
Associated companies		(16,734)	(1,250)
Profit before taxation		485,087	684,251
Taxation	6	(25,378)	(90,064)
Profit after taxation		459,709	594,187
Minority interests		(18,711)	(4,269)
Profit attributable to shareholders		440,998	589,918
Dividends		350,400	416,100
Earnings per share	7	HK$1.01	HK$1.35
Dividends per share			
Interim dividend paid		HK$0.20	HK$0.20
Final dividend proposed		HK$0.60	HK$0.75

Notes:

1. **Change of accounting policy**
In 2003, the Group has adopted Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes" issued by the Hong Kong Society of Accountants. The adoption of SSAP 12 represents a change in accounting policy, however, the income taxes in prior years has not been restated as the effect of this change is not material to the current and prior years' results.

2. **Segment information**
An analysis of the Group's turnover and results for the year by business segments is as follows:

	Terrestrial television broadcasting 2003 HK$'000	Programme licensing and distribution 2003 HK$'000	Overseas satellite pay TV operations 2003 HK$'000	Channel operations 2003 HK$'000	Other activities 2003 HK$'000	Elimination 2003 HK$'000	Group total 2003 HK$'000
Turnover *(Note 1a)*							
External sales	1,723,846	554,554	231,177	694,282	107,303	–	3,311,162
Inter-segment sales	1,461	98,643	71	15,489	10,405	(126,069)	–
	1,725,307	653,197	231,248	709,771	117,708	(126,069)	3,311,162
Segment results *(Note 1a)*	175,069	362,544	(97,163)	83,258	6,278	3,178	533,164
Gain on deemed disposal of subsidiaries							27,726
Gain on disposal of a subsidiary							5,213
Finance costs							(17,202)
Share of profits less losses of							
Jointly controlled entities	–	–	–	(47,080)	–		(47,080)
Associated companies	–	–	–	(16,734)	–		(16,734)
Profit before taxation							485,087
Taxation							(25,378)
Profit after taxation							459,709
Minority interests							(18,711)
Profit attributable to Shareholders							440,998

Note 1(a): The above segments include activities at their initial stage of operations (i.e. not more than

	Terrestrial television broadcasting 2002 HK$'000	Programme licensing and distribution 2002 HK$'000	Overseas satellite pay TV operations 2002 HK$'000	Channel operations 2002 HK$'000	Other activities 2002 HK$'000	Elimination 2002 HK$'000	Group total 2002 HK$'000
Turnover *(Note 1b)*							
External sales	1,783,203	484,119	189,360	583,976	121,204	–	3,161,862
Inter-segment sales	–	127,210	5,391	15,445	50,294	(198,340)	–
	1,783,203	611,329	194,751	599,421	171,498	(198,340)	3,161,862
Segment results *(Note 1b)*	489,252	327,886	(60,943)	(26,601)	5,112	843	735,549
Finance costs							(21,945)
Share of profits less losses of							
Jointly controlled entities	–	–	–	(23,089)	(5,014)		(28,103)
Associated companies	–	–	–	(1,250)	–		(1,250)
Profit before taxation							684,251
Taxation							(90,064)
Profit after taxation							594,187
Minority interests							(4,269)
Profit attributable to *Shareholders*							589,918

Note 1(b): The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	–	–	118,084	49,424	25,825		193,333
Operating losses	–	–	(54,771)	(61,767)	(6,921)		(123,459)

An analysis of the Group's turnover and contribution to operating profit/(loss) for the year by geographical segments is as follows:

	Turnover 2003 HK$'000	Turnover 2002 HK$'000	Operating profit/(loss) 2003 HK$'000	Operating profit/(loss) 2002 HK$'000
Hong Kong	1,819,702	1,878,652	184,045	487,384
Taiwan	671,171	570,445	145,446	62,812
USA and Canada	217,557	193,678	9,703	48,131
Australia	53,318	48,320	(32,410)	(37,608)
Europe	90,149	81,744	6,305	7,792
Mainland China	104,237	86,140	50,841	22,548
Malaysia and Singapore	326,310	267,055	161,275	126,199
Other countries	28,718	35,828	7,959	18,291
	3,311,162	3,161,862	533,164	735,549
Gain on deemed disposal of subsidiaries			27,726	
Gain on disposal of a subsidiary			5,213	
Operating profit			566,103	

3. **Other revenues**

	2003 HK$'000	2002 HK$'000
Interest income	3,491	7,786
Others	34,431	33,297
	37,922	41,083

4. **Operating profit**
Operating profit is stated after charging the following:

	2003 HK$'000	2002 HK$'000
Charging		
Depreciation – owned fixed assets	235,107	166,842
Depreciation – leased fixed assets	212	269
Impairment of fixed assets	15,978	–
Cost of programmes, film rights and stocks	1,151,008	1,031,083
Provisions for onerous contracts	95,277	–
Amortisation of goodwill	2,127	–

dw 3/25

5. **Finance costs**

	2003 HK$'000	2002 HK$'000
Interest on overdrafts, bank loans and other loans		
– wholly repayable within five years	14,375	18,710
– not wholly repayable within five years	2,762	3,180
Interest element of finance leases	65	55

6. **Taxation**

Hong Kong profits tax has been provided at the rate of 17.5% (2002:16%) on the estimated assessable profit for the year. In 2003, the government enacted a change in the profit tax rate from 16% to 17.5% for the fiscal year 2003/2004. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

	2003 *HK$'000*	2002 *HK$'000*
Current taxation:		
– Hong Kong profits tax	7,673	80,841
– Overseas taxation	6,011	4,434
– (Over)/under provisions in prior years	(4,674)	1,563
Deferred taxation relating to the origination and reversal of temporary differences	10,950	3,226
Deferred taxation resulting from an increase in tax rate	5,418	–
	25,378	90,064

7. **Earnings per share**

The earnings per share is calculated based on the Group's profit attributable to shareholders of HK$440,998,000 (2002: HK$589,918,000) and 438,000,000 shares in issue throughout the years ended 31 December 2003 and 2002.

DIVIDENDS

At the Annual General Meeting to be held on 19 May 2004, the directors will recommend a final dividend of HK$0.60 per share to shareholders who are on the Register of Members on that date. Together with the interim dividend of HK$0.20 per share, the dividend distribution for the year will be HK$0.80 per share or HK$350.4 million in total.

Dividend warrants will be despatched to shareholders on 28 May 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

(a) **Overview**

2003 was a rollercoaster year for the Hong Kong economy, and TVB was along for the ride. The early months of the year saw our business first muted by the war in Iraq, then hit by the outbreak of SARS. The recovery of the second half enabled us to make up lost ground on the revenue side, bringing total 2003 revenues back in line with 2002.

Our 2003 local advertising revenues were down modestly compared to 2002, but were buoyed by continued improving performance in our international businesses. As a result, consolidated revenues for 2003 actually increased about 5% compared to the previous year. Nevertheless, a significantly increased cost burden, made up largely of exceptional items, reduced our bottom line to HK$441 million, a decrease of 25% compared to 2002.

The exceptional expenses of 2003 are largely behind us, and the Hong Kong economy seems clearly on the upswing, boding well for our local advertising revenues. The outlook for our international businesses continues positive. We look forward to a better year in 2004.

(b) ***Business Review and Prospect***

Terrestrial Television Broadcasting

Our advertisers began the year on a highly cautious note. Upfront commitments barely matched those of the previous year, and spending in January and February showed single-digit declines year-on-year. A slight pickup in business in March was quickly nullified by the powerful, negative impact of the SARS outbreak. Revenues in April and May declined 27% year-on-year, in line with all other media and indeed retail sales. The market showed some resilience in June, with revenues that month showing very slight growth. The overall effect of the initial caution in the economy, followed by the outbreak of SARS, was to reduce our first-half 2003 revenues by more than 10% compared to 2002.

Successful government initiatives to open up cross-border travel were a great support to our efforts to recoup, in the second half of 2003, revenues lost in the first half of the year. These initiatives gave a great boost to consumer confidence and spending. In fact, for the first time in two years, private consumption expenditures for the third quarter of the year grew 2% year-on-year. This, together with the contractually binding upfront commitments made by our major advertisers, gave both existing and new advertisers the confidence to spend. In addition, the relaxing of programme sponsorship restrictions, and the introduction of product sponsorship, led to robust double-digit growth in non-airtime revenue.

All of this enabled us to substantially recoup revenue lost in the first half, and to end 2003 with total revenue within 3% of the previous year.

The significant and steady growth in consumer and advertiser confidence since mid-2003 has continued unabated to the present. This resulted in a healthy growth in our upfront commitments for 2004. A recent survey of more than 160 members of the Hong Kong Advertisers Association confirms this increase in advertisers' confidence. In addition, we expect certain major categories, such as mobile telecommunications and credit cards, to show very strong growth.

Assuming no major health crises, we expect high single-digit to low double-digit growth in all advertising media markets in 2004. We will aim to maintain and grow our market share through greater focus on non-airtime revenue, such as programme and product sponsorships, and by increasing the number of advertisers from the mainland. The 2004 Olympics and our revamped Miss Hong Kong Pageant 2004 will be important sales focal points.

TVB continued to be Hong Kong's station of choice in 2003. Jade achieved an overall weekday prime time average of 80% among terrestrial Chinese channels and Pearl a weekly average of 72% among terrestrial English channels*.

* *Prime time audience share refers to average share from 7:00 p.m. to 11:00 p.m. on Jade, and 7:00 p.m. to midnight on Pearl.*

New TVB City

The new TVB City in Tseung Kwan O had its Grand Opening on 12 October. Equipped with fully digital news and production centres, TVB City is a world-class facility and an important milestone in the history of the TV industry in Hong Kong. All studios were fully operational by the end of 2003.

Prospects

TVB's renewed 12-year Domestic Free Television Programme Services Licence commenced on 1 December, 2003. At the same time, the 15-year new Carrier Licence for broadcast transmission, awarded to TVB as a result of the Government's separate licensing scheme, also came into effect.

TVB will continue to invest in local productions to serve audience needs.

To generate more revenue for our terrestrial TV operation, we have successfully negotiated with the Government a relaxation in restrictions on sponsorship. New formats of programme and product sponsorship were put into effect towards the end of the year.

Telecast licensing continues its healthy growth. This is due mainly to a steady increase in revenue sharing from pay TV licensees in markets, such as Malaysia, Singapore and Canada as their subscriber bases grow. Video licensing showed a higher-than-expected, double-digit growth over 2002 due to strong growth in mainland China and Taiwan.

Notwithstanding the introduction of more stringent restrictions on imported programmes in 2003, revenue from programme licensing in mainland China grew substantially year-on-year. The improvement came mainly from our VCD licensing, which was supported by better distribution and a continuing effort to combat piracy.

We expect steady growth in our programme licensing business in 2004 and expect our margins to further improve through better cost management.

Overseas Satellite Pay TV Operations

(a) TVB Satellite Platform (TVBSP) USA

In the USA, the subscriber base of our 5-channel package on DirecTV grew at a remarkably high double-digit rate following the migration of TVBSP subscribers to DirecTV in March 2003. We attribute the attractive growth to intensive promotions held jointly with DirecTV and several major installers, and to the efforts of our sales staff based in the New York area.

With the strong and steady momentum of subscriber uptake, we should also see a substantial growth in the subscriber base and profitability in 2004.

(b) TVB Australia (TVBA)

TVBA began to release a full range of fresh and current programming on its TVBJ channel in July 2003. With new subscriber growth up and churn rates down, we saw overall double-digit growth for the year. Ground promotions and events in 2003 were essential factors driving penetration, and will help to continue the momentum in 2004.

(c) The Chinese Channel (TCC) Europe

With the new encryption system fully in place since the first quarter of 2003, general subscription renewal rate saw improvement, though not as much as we had hoped. Feedback from subscribers who did not renew after the new encryption system came on line indicates that the earlier long period of piracy fostered an expectation in many Chinese viewers that the pay TV content should be free. This has created market niches for our free-to-air broadcast competitors. Coupled with the additional fact that our competitors are bringing in live news and financial updates from Hong Kong, the progress of the business has slowed.

In response, TCC is exploring the possibility of setting up a full-time delivery channel from TVB City in Hong Kong to the TCC local playout centre in London. This will enable us to deliver effectively more live news, updates and current programmes to enhance the channel's programming.

Despite the several negative factors noted above, TCC was nevertheless able to maintain single digit growth in subscribers in 2003.

Channel Operations

(a) Taiwan

Thanks to the successful restructuring of our Taiwan television operation in 2002, both advertising revenue and profits of all TVBS channels showed encouraging growth in 2003 despite the impact of SARS, slow economic recovery and political uncertainty caused by the March 2004 presidential election in Taiwan.

In 2004, TVBS will continue to enhance its programmes and production to improve further on its revenue in Taiwan and overseas. It will also focus on consolidation of its resources and on improving the cost efficiency to increase profitability.

(b) TVB8 & Xing He

The continuous growth in the number of Xing He and TVB8 subscribers in Malaysia, Singapore and the mainland has resulted in a substantial increase in revenues for the year. Capitalising on the increasing subscriber base, advertising sales also advanced considerably. In Indonesia, the Xing He channel switched from the premium to the basic package on the platform there, resulting in substantially improved home penetration and paving the way for further progress in the country.

In 2004, we will continue to strengthen home reach in the mainland and explore new markets overseas. The landing of Xing He and TVB8 on the Galaxy platform in Hong Kong will generate additional subscription revenue and broaden the footprint of the channels for advertising sales.

Other Activities

(a) Jade Animation

While maintaining its steady profit in the studio and distribution business, Jade Animation launched in 2003 its own animated drama, "The Legend of Condor Hero", based on Jin Yong's famous novel. Broadcast for 13 weeks every Saturday from 10:30 p.m. to 11:30 p.m. on the Jade channel, the series achieved an average audience share over 80% and gained satisfactory regional distribution sales and TV ratings. Jade Animation will continue to develop its own animation projects and further expand its distribution and merchandising activities in mainland China. In the coming year, Jade Animation will enhance its capabilities with 3D animation facilities to cope with market needs.

(b) Internet Operations

TVB.COM provides a value-added service to TVB's programme sponsorship clients in the form of mini-web sites and other Internet promotions based around the programme sponsorship. The robust growth in TVB's programme sponsorships in 2003 has contributed greatly to a very strong growth in advertising income for our Internet operations this year.

Broadband income also grew greatly and 3G content income took effect in the second half of the year. This has resulted in a 40% growth of revenue for the Hong Kong Internet operations.

(c) Magazine Publishing

The magazine market in Hong Kong in 2003 continued to be characterised by intense and unceasing competition for both circulation sales and advertising revenue. TVB Weekly's strategy has been to hold the cover price but to offer more value to readers through sponsored premiums. In addition, the design of our publication is continuously being improved.

On the advertising revenue side, revenue grew through increased marketing-led projects including managed events for TVB Weekly advertisers. Thus, despite the negative impact of SARS and a slight decline in magazine sales revenue, overall revenue

(d) Mainland Joint Venture

By setting up strategic alliances with local media partners, our joint venture has been producing a daily one hour entertainment-infotainment programme for nationwide distribution. By the end of 2003, the show had successfully made its name and been accredited by audiences and advertisers. This model of cooperation is highly successful and our joint venture will capture a significant window of opportunity as the media market continues to boom in the mainland.

We have been developing our licensing business in mainland China since the 80's. Our joint venture has also put in a lot of effort to broaden the coverage of our distribution network. In 2003, the joint venture launched a drama time block project with our local partners in major cities across 30 provinces. In order to strengthen our sales network for our time block projects, we have set up advertising sales teams in Shanghai, Beijing and Guangzhou.

Besides the traditional media business, we are leveraging our strengths in content aggregation and media foundation as well as local partner supports in order to achieve value added revenues for our content. Through cooperation with our local partners, we have built and launched SMS content service for nationwide mobile phone users in the last quarter of 2003.

We believe our mainland joint venture is well positioned to provide syndication of high quality Chinese content to both traditional and new media markets in mainland China.

New Business – HK Pay TV

Internal delivery trials of the five TVB-packaged channels for exTV, the pay TV platform operated by Galaxy Satellite Broadcasting Limited, commenced at the end of 2003. Since early 2004 five channels – TVBN, TVBE, TVBQ, TVB8 and Xing He, are being supplied to exTV. TVBN is a 24-hour news channel produced at the TVB News Centre. TVBE is an entertainment channel featuring acquired as well as TVB-produced dramas and non-drama programmes. By day, TVBQ delivers children's programming, and family informational and entertainment in the evenings. TVB8 and Xing He, broadcasting mainly in Putonghua, are presently produced by TVB Satellite Broadcasting Limited principally for international broadcast and distribution in the mainland and overseas.

FINANCIAL REVIEW

(a) **Investments in Subsidiary Companies and Associates**

On 19 February 2003, in compliance with conditions in the Domestic Free Television Programme Service Licence, the Company reduced to below 50% its interest in a wholly owned subsidiary company, Galaxy Satellite Broadcasting Limited ("GSBL"). GSBL holds a licence to operate Pay TV services in Hong Kong and is now reclassified as an associate company in these accounts submitted. The disposal has brought to the Group a profit of HK$5.2 million.

According to the Subscription & Shareholders Agreement entered into with Intelsat Hong Kong Limited, the cost of investment in Galaxy Satellite TV Holding Limited (which owns 100% in GSBL) is to be paid over a period of four years. In these accounts, the full cost of HK$520 million is stated as investment in associate company and the amount of outstanding capital contribution of HK$382 million is shown as amounts due to an associate.

On 30 November 2001, Measat Broadcast Network System (BVI) Limited ("MBNS") and Home Net N.V. ("HomeNet") were each issued 4,500,000 shares of TVB.COM Limited ("TVB.COM") unpaid at HK$8.60 per share. These shares, which do not carry voting or dividend rights until they are paid for, were to be paid in four equal instalments. Two of these instalments were received by the end of February 2003, thus increasing MBNS's interest in TVB.COM to 18.42% and HomeNet's interest to 7.9%. The transaction is taken to account as a deemed disposal of the Company's interest in TVB.COM resulting in a profit of HK$27.7 million. TVB.COM changed its name to TVB Publishing Holding Limited on 12 December 2001.

The Company has increased during the year its interest in a Taiwan associate, Interface Company Limited ("Interface"), to a cumulative percentage of 64.76%. Interface is therefore reclassified as a subsidiary company in these accounts. There is goodwill of HK$8.9 million arising from the purchase which is to be amortised on a straight-line basis over five years.

To obtain complete control for long term business development in the European market, the Company, on 23 October 2003, acquired from the minority shareholders their entire 36% interest in The Chinese Channel (Holding) Limited ("TCC"), for a consideration of HK$5 million, thus increasing the Company's interest in TCC group of companies to 100%. This has resulted in goodwill of HK$56 million which is to be amortised evenly over 10 years starting November 2003.

Apart from those reported above, there was no other material acquisition or disposal of subsidiaries and associated companies during the year.

(b) **Capital Assets, Liquidity and Debts**

The new TVB City Project has been completed and all capital expenditures incurred are reflected in the accounts for the year. As at 31 December 2003, fixed assets of the Group stood at HK$2,365 million, an increase over last year end by HK$198 million which is net of the effect of the de-consolidation of GSBL and its related fixed assets. The increase represents CAPEX for the TVB City Project and also for the Channel Supply Agreement entered into with GSBL on 4 September 2001 through an open bidding process for supply of 5 Pay TV programme channels.

Cash and bank balances as at 31 December 2003 stood at HK$362 million, comparable to the position of last year. It reflects the HK$138 million cash investment in the Pay TV Joint Venture paid on 20 February 2003 and the CAPEX paid during the year. About 40% of the cash balance was maintained in overseas subsidiaries for their daily operation and 30% in accounts for specially assigned purposes. To finance current working capital requirements, sufficient banking facilities have been arranged. Cash and cash equivalents held by the Group were principally in Hong Kong Dollars and US Dollars and were not related to debts.

Accounts receivable increased by 3% from the position at the end of the previous year, reflecting a higher level of billing for local advertising at year end. Adequate provision has been set up to allow for any anticipated recoverability issues. Accounts payable decreased over last year by 11%, reflecting a higher payout during year.

The Group recorded a gearing ratio of 18.7% as of 31 December 2003 (2002: 10.8%) which was measured by total debts of HK$618 million (December 2002: HK$356 million) against a shareholders' fund of HK$3,295 million (December 2002: HK$3,274 million). The increase was due to additional bank loans drawn mainly to finance the Pay TV Joint Venture and also the New TVB City Project.

- Debts increased over last year by HK$262 million due to the aforesaid additional short-term loans.
- All debts are subject to floating rates of interest at an agreed percentage above the prevailing lending rates of the banks.
- The debt maturity profile as at 31 December 2003 was as follows: within one year HK$561 million (91%); in the second year HK$9 million (1%); in the third to fifth years HK$17 million (3%) and after the fifth year HK$31 million (5%).
- Debts were denominated mainly in Hong Kong Dollars (73%), New Taiwan Dollars (25%), British Pounds (1%) and other currencies, such as US and Australian Dollars.
- The Group had no committed borrowing facilities during the year.

Capital commitments of the Group, excluding the Group's share of commitments for jointly controlled entities, decreased by 60% to HK$243 million (December 2002: HK$606 million).

(c) **Major Provisions and Write-off**

The Group has a contractual commitment for transponder capacity (36 MHz) on AMC4 (beaming over the USA, including Hawaii) provided by SES Americom for a period of ten years to 30 September 2012. Following the migration of our satellite platform to DirecTV in USA, this transponder capacity became redundant. Memorandums of Understanding have been signed with channel operators and operators of broadcasting platforms which we anticipate will lead to the signing of subleases, at prevailing market rates, covering the full original transponder capacity. These sublease rates are expected to be lower than the rates in our original transponder lease. Accordingly, a provision of HK$54 million has been set up in these accounts to cover the shortfall between our original lease obligation and the anticipated revenue from subleases through to the end of the original contract term.

Likewise, there was about 9 MHz of redundant capacity on a 54 MHz PAS-8 C Band transponder provided by PanAmSat, beaming over Asia, the west coast of the USA and northern Australia. A provision of HK$9 million was set up to address outstanding contractual liabilities to 31 March 2006.

The Company vacated premises at Shaw House (Clearwater Bay) when it moved to the new TVB City at Tseung Kwan O. However, the relevant tenancy leases for these Shaw House premises will end only as of 30 June 2005. Accordingly, we have provided a sum of HK$32 million in the accounts to cover these lease obligations from 1 January 2004 to 30 June 2005, less amounts receivables from subleases.

On 30 September 2003, Hsin Chi Broadcast Co. Ltd. ("Hsin Chi") ceased business. Instead of putting the company into liquidation, it was decided that the capital of the company should be reduced after selling assets and paying off liabilities. The company is now posted for sale as a shell company holding just the DTH licence for the Taiwan market. Hsin Chi is owned 57.14% by Liann Yee Production Co. Ltd. ("LYP"), a 70% owned subsidiary of the Company. A loss of NT$208 million has been taken up in the accounts of LYP and impact to the Group is reduced to about HK$20 million, after tax.

(d) **Contingent Liabilities**

There were guarantees to the extent of HK$1.1 million (December 2002: HK$89.6 million) provided to bankers for banking facilities. The HK$88 million bank guarantee for the performance bond issued to the HKSAR Government has been uplifted and replaced by security provided by the new holding company of GSBL. The Company now owns only 49% of GSBL.

(e) **Exposure to Fluctuation in Exchange Rates and Related Hedges**

As of 31 December 2003, exchange contracts, entered into with bankers to sell forward certain foreign currencies in order to hedge against fluctuation for trade receipts from overseas customers, amounted to HK$15.5 million. There was a potential loss on these contracts of HK$0.8 million which has not been recognised in the accounts.

HUMAN RESOURCES

As of 31 December 2003, the Group employed, excluding directors and freelance workers but including contract artistes and staff in overseas subsidiary companies, a total of 5,242 (December 2002: 5,039) fulltime employees. The increase was due to additional manpower required for production of programmes for GSBL. About 26% of these were employed in overseas subsidiaries and were paid on a scale and system relevant to their localities and local legislation. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a per-show basis or by a package of shows. Sales personnel are remunerated based on on-target-earning packages comprised of salary and sales commission. Non-sales personnel are offered a monthly salary. The year end bonus equivalent to one month's salary was withdrawn from 1 January 2002. There was no share option scheme adopted by the Group during the year. From time to time, the Group organises, either in house or with vocational institutions, seminars, courses and workshops on subject of technical interest, industry safety, management skills and related studies, apart from sponsorship of training programmes that employees may enroll on their own initiatives.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the year.

CORPORATE GOVERNANCE

During the year, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") save that independent non-executive directors who have not been appointed for a specific term are subject to retirement by rotation as specified by the Company's Articles of Association.

AUDIT COMMITTEE

In compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of the Stock Exchange, an Audit Committee was established on 1 January 1999 with written terms of reference adopted from "A Guide For The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the Group audit. It also reviews the effectiveness of external audit and of internal controls and risk evaluation. The Committee now comprises three independent non-executive directors, namely Mr. Lee Jung Sen, Dr. Li Dak Sum and Mr. Robert Sze Tsai To. Two meetings were held during the current financial year.

ANNUAL REPORT

The 2003 annual report containing all the information required by the Listing Rules of the Stock Exchange will be published on the Stock Exchange's website (www.hkex.com.hk) and the Company's website (www.tvb.com) within 14 days from the date of this announcement.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at 11 a.m. on Wednesday, 19 May 2004 at the Kowloon Room, Mezzanine Floor, Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 28 April to 19 May 2004, both dates inclusive.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liabilities)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of the Company will be held at the Kowloon Room, Mezzanine Floor, Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong, on Wednesday, 19 May 2004 at 11:00 a.m. for the following purposes:

(1) To receive and consider the Company's Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2003;

(2) To sanction a final dividend;

(3) To elect Directors and to fix their remuneration;

(4) To appoint Auditors and authorise the Directors to fix their remuneration; and

(5) As special business, to consider and, if thought fit, pass the following Resolutions:

As Ordinary Resolutions:

(I) THAT:

(a) subject to paragraph (c) below and in substitution of all previous authorities, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements, options and other rights, or issue securities, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and other rights, and issue securities, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on the ordinary shares in the Company (such ordinary shares being defined in this and the following Resolution (II), "Shares") in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(i) 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution; and

(ii) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to the directors of the Company by this Resolution; and

"Rights Issue" means an offer of shares in the Company, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the directors of the Company, to holders of Shares on the register (and, where appropriate, to holders of other securities of the Company entitled to be offered them) on a fixed record date in proportion to their then holdings of Shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or

(II) THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution and the approval pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to the directors of the Company by this Resolution.

(III) THAT the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution (I) above in respect of the share capital of the Company referred to in paragraph (c)(ii) of such resolution.

(IV) THAT the period of 30 days during which the Company's Register of Members may be closed under Section 99(1) of the Companies Ordinance during the calendar year 2004 be and it is hereby extended, pursuant to Section 99(2) of the Companies Ordinance, to 60 days.

As Special Resolutions:

(V) THAT the regulations contained in the printed document submitted to this Meeting and for the purpose of identification signed by the Chairman thereof be and the same are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association of the Company.

(VI) THAT clause 3 of the Memorandum of Association of the Company be and is hereby deleted and the existing clause 4 and clause 5 be and are hereby redesignated as clause 3 and clause 4 respectively.

By Order of the Board
Ho Chan Fai
Company Secretary

Hong Kong, 17 March 2004

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

2. The Register of Members of the Company will be closed from 28 April 2004 to 19 May 2004 both dates inclusive.

3. Explanatory Notes To The Resolutions

Set out below is a brief explanation of the purpose of each resolution.

Resolution No:	Purpose
(5)(I)	General Mandate authorising the directors to issue additional shares.
(5)(II)	General Mandate authorising the directors to repurchase issued shares.
(5)(III)	Extension of authority given under Resolution (5)(I) to shares repurchased under the authority given in Resolution (5)(II).
(5)(IV)	Extension of the number of days during which the Company's Register of Members may be closed for 2004, from 30 to 60 days.
(5)(V)	Adoption of new Articles of Association of the Company.
(5)(VI)	Deletion of the objects clause of the Memorandum of Association of the Company.

4. With reference to Resolution No 5(V), a summary of the more significant changes which will result from the adoption of the proposed new Articles of Association is set out in the Explanatory Statement to shareholders